November 20, 2008
VIA FEDERAL EXPRESS, FACSIMILE
AND EDGAR
Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Scorpion Performance, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed May 30, 2008 File No. 000-52859
Dear Ms. Block:
     On behalf of Scorpion Performance, Inc. (the “Company”), we hereby submit responses to the staff’s Comment Letter dated June 12, 2008. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. All references to revisions may be found in the marked Amendment No. 3 accompanying this letter and in the edgarized marked and final Amendment No. 3 and revised exhibits submitted for filing this November 20, 2008.
Form 10
Financial Statements
Consolidated Statement of Operations, page F-20
1.	Please revise to reflect the impairment loss totaling $122,296 that was recognized during 2006 as a component of the Company’s total operating expenses for the period. Refer to the guidance outlined in SAB Topic 5:P, Question 2.

RESPONSE:	We have revised accordingly.
Note 1. Summary of Significant Accounting Policies
Accounting for uncertainty in income taxes, page F-28
2.	We note your response to our prior comment 29 as included in our letter dated March 14, 2008 and your disclosure on page F-28 where you state that you will adopt FIN No. 48 as of the first quarter of fiscal year 2008. We remind you again that your adoption date does
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www.ralaw.com

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

not comply with FIN No. 48. As outlined in paragraph 22 of FIN No. 48, this interpretation shall be effective for fiscal years beginning after December 15, 2006. As such, you are required to adopt this interpretation in the first quarter of your fiscal year ended December 31, 2007. As previously requested, in our prior comment 29 as included in our letter dated March 14, 2008, please revise your footnote disclosure on page F-28 to reflect the effects of adopting FIN No. 48 in your financial statements for the fiscal year ended December 31, 2007 and provide the disclosures outlined in paragraph 20, 21 and 24 of FIN No. 48, as applicable.

RESPONSE:	We have corrected our footnote disclosure to reflect that we were required to adopt this interpretation in the first quarter of our fiscal year ended December 31, 2007 and that there has been no material impact of adopting Fin No. 48. We have also modified the Note 1 to comply with paragraphs 20, 21 and 24 of FIN No. 48 by adding:

“The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The implementation of Interpretation 48, did not result in any material impact on the Company’s financial information. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,081,000
Additions based on tax positions related to the current year	982,000
Additions for tax positions of prior years	0
Reductions for tax positions of prior years	0
Settlements	0
Balance at December 31, 2007	$2,063,000

At December 31, 2007 and 2006 we had deferred tax assets principally arising from the net operating loss carry forwards for income tax purposes multiplied by an approximate expected rate of 40.5% that is offset by a full valuation allowance. As management of the Company cannot determine that it is more likely than not that we will realize the benefit of the deferred tax assets, a valuation allowance equal to the deferred tax asset has be established at December 31, 2007. The valuation allowance increased $982,000 to $2,063,000 in 2007 and $592,000 to $1,081,000 in 2006, primarily because of the Company’s inability to utilize net operating losses. The significant components of the deferred tax asset at December 31, 2007 and 2006 were as follows:

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

	December 31,
	2007	2006
Deferred tax assets:
Operating loss carryovers	$982,000	$592,000
Deferred tax asset	982,000	592,000
Valuation allowance	(982,000)	(592,000)
Net deferred tax	$—	$—
At December 31, 2007 we had a net operating loss carry forward of approximately $5,111,000 that will expire between 2020 through 2027.
Note 4 Income Taxes, page F-34
3.	The disclosure included in Note 4 which indicates “the valuation allowance increased $982,000 to $2,063,000 in 2007 and $592,000 to $1,081,000 in 2006” appears to be in error since the table which follows this disclosure indicates your deferred tax asset valuation allowances totaled $982,000 at December 31, 2007 and $592,000 at December 31, 2006, respectively. Please revise to correct this error.

RESPONSE:	We have revised to correct the error.
Other
4.	We note your response to our prior comment number 24 as included in our letter dated March 14, 2008 in which you indicate that you will provide an adequate response and make responsive changes in a future amendment, as necessary. Please ensure that the requested information and disclosures requested in our prior comment number 24 as included in our letter dated March 14, 2008, are provided in a future response letter, Please note that we may have further comment upon our review of your response.

PRIOR COMMENT NUMBER 24:

Note 2. Property and Equipment, page F-13

We note your response to our prior comment 39, but do not believe that you have been fully responsive to our prior comment. As previously requested, please provide us with the following:
•	The separate dates of your long-lived asset impairment test for the fiscal year ended December 31, 2006 and any subsequent interim and annual periods presented in the filing;

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

•	If no impairment test was completed it would appear that you should perform an impairment analysis for the fiscal year ended December 31, 2006 and any subsequent interim and annual periods presented in the filing in light of the significant and increasing net losses reflected in your financial statements for the periods presented. See paragraph 8(e) of SFAS No. 144.

RESPONSE:	The Company had performed impairment tests for the fiscal year ended December 31, 2006 and subsequent interim and annual periods presented in the Original Filing; however the tests were informal in nature and not documented. As we had previously responded, the Company’s impairment tests were performed in relation to its going concern evaluation which considered not only its substantial cash balance but also included an analysis of its cash burn rate for the ensuing twelve months. As a result of the satisfactory results of this analysis, management concluded that the Company did not have a going concern qualification. Further, the Company had been endeavoring, since inception, to achieve the sales level necessary to permit the Company to generate positive cash flow. Management felt justified in concluding that no impairment charges were necessary on property and equipment because the Company has historically raised sufficient capital through equity sales to fund its accumulated deficits and to acquire and improve its equipment and production process.

Following the conference call with Jeffrey Jaramillo in your office in May 2008, the Company undertook steps to comply with paragraph 8(e) of SFAS 144 and engaged third party consultants and brokers to provide professional assessments of market value. Management thereafter completed an expanded and more formal impairment analysis, discussed below, that indicates no impairment charges need to be taken for fiscal year ended December 31, 2007 and subsequent interim periods.

The expanded analysis for furniture, fixtures and equipment includes the preparation of a multi-year budget covering fiscal years ending December 31, 2007, 2008, 2009 and 2010. From these budgets, management prepared undiscounted cash flows, as suggested in the literature, and based on such budgets, has estimated that the Company will generate positive cash flow earnings of $485,174 for the fiscal year ending December 31, 2009, $1,345,082 for the fiscal year ending December 31, 2010, and earnings of at least an equivalent amount in each year thereafter.

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

Relative to the Company’s production equipment, management identified the Company’s HAAS robotic cell as a representative asset. This cell consists of 3- Haas VF2 axis vertical mill, 1- 6 axis Fanuc robotic arm, 1- LNS bar feeder, 1- Scotchman automatic saw, 2 — Dorner parts conveyor, 1- Kalamazoo automatic chip collection system and 2- custom automatic vibration parts tables. The HAAS robotic cell was designed to manufacture all of the Company’s rockers arms on a continuous basis without manual assistance. It was purchased in 2007, for $494,262 and has a depreciable life of 7 years through 2014. Management chose to extend its projection of cash flow through 2010 as that point represents when management anticipates that the Company will achieve sustainable operating cash flow.

The target date of 2010 is based on management’s belief that the Company will achieve sufficient unit sales coupled with a price increase and other modifications being made to the Company’s operations as discussed in the assumptions section below. The overall results are as follows:
SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Summary Condensed Budget
(Unaudited)

	2008	2009	2010	2011-2013

Revenues, Net	$3,441,717	$4,184,520	$5,158,632	$18,782,579

Cost of sales	(1,436,180)	(1,527,876)	(1,631,760)	(5,658,920)

Gross profit	2,005,537	2,656,644	3,526,872	13,123,659

	58.3%	63.5%	68.4%	69.9%

Expenses:
Selling and marketing expenses	639,622	554,196	557,532	1,843,640
Research and development	185,252	182,448	182,448	603,926
Salaries and employee benefits	408,828	430,128	452,088	1,496,468
General and administrative	952,084	890,698	875,722	2,873,007
(Gain) Loss on sale of equipment	—	—	—	—

Total operating expenses	2,185,786	2,057,470	2,067,790	6,817,040

Other Income (Expense):
Interest income	29,108	18,000	18,000	—
Interest expense	(79,275)	(132,000)	(132,000)	(396,000)

Total other income (expense)	(50,167)	(114,000)	(114,000)	(396,000)

Net Income (Loss)	$(230,416)	$485,174	$1,345,082	$5,910,619

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

The expanded analysis for land and buildings was based on a market value test. In August 2008, the Company obtained opinions from third party consultants and brokers on the estimated fair value of the Company’s facilities if placed for sale on the open market. Based on such opinions, management concluded that no impairment was necessary as follows:

	(Unaudited)
	Ocala	Ft Lauderdale	Hollywood	Total
Land, buildings and improvements as recorded:
Land	$283,525	$473,940	$217,320	$974,785
Building	824,994	1,184,417	157,680	2,167,090
Improvements:
Signage	—	1,950	—	1,950
Security system	—	12,482	—	12,482
Fencing	61,000	18,685	—	79,685
Improvements	190,659	390,639	—	581,298

Total Recorded Cost	$1,360,178	$2,082,112	$375,000	$3,817,290

Land, buildings and improvements at Fair Value Estimate:
Ocala Facility	$2,260,000	$—	$—	$2,260,000
Ft Lauderdale Facility	—	2,400,000	—	2,400,000
Hollywood House	—	—	231,850	231,850

Total Estimated Fair Value	$2,260,000	$2,400,000	$231,850	$4,891,850

Surplus (Deficiency)	$899,822	$317,888	$(143,150)	$1,074,560

PRIOR COMMENT NUMBER 24 CONTINUED:
•	A summary of material relevant facts, assumptions, and estimates you considered in the above impairment tests on an individual asset group basis;

RESPONSE:	The following table summarizes the key assumptions used to develop the operational budget.

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Summary Condensed Budget — Assumptions
(Unaudited)

	2008	2009		2010
	(Base Year)
Sales:
Price increase initiated		10%		10%
Unit sales increase initiated as a result of new customer contracts and expanded volume with national distributors		11%		13%

Cost of Sales:
Increase in supply costs Increase in materials costs Increase in contract labor Increase in freight		15 15 1 14	% % % %	7 9 10	% % %

Sales and Marketing:
All components of sales and marketing, other than travel and entertainment		no increase over base year reduced to		no increase over base year reduced to
Travel and entertainment		$6,000		$6,000

General and administrative:
All components of general and administrative, other than professional fees		no increase over base year reduced to		no increase over base year reduced to
Professional fees		$218,208		$218,208
PRIOR COMMENT NUMBER 24 CONTINUED:
•	For those long-lived assets for which no impairment charges were taken, further explain to us and disclose in your financial statements and in the “critical accounting policies” section of MD&A why you concluded that no impairment charge for your long-lived assets were necessary, pursuant to paragraph 7 of SFAS No. 144, for the periods presented in the filing;

RESPONSE:	We have added the following comment to Note 1 (Impairment of Intangibles and Long-Lived Assets) on page F-26:
“In August 2008, the Company revised and improved the impairment analysis for long-lived assets. The improved analysis included fair value estimates for the facilities which includes land and building and improvements. For furniture, fixtures and equipment an analysis of the projected discounted cash flow generated from the Company’s operations was performed. The results of this analysis were sufficient to conclude that no impairment charge was required to the Company’s long-lived assets. In 2006 the Company had an impairment loss on patents in the amount of $122,296.”

Ms. Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
November 20, 2008

And to our discussion of critical accounting policies on page 19 of Amendment No. 3 as follows:
“In August 2008, we revised and improved our impairment analysis for long-lived assets. The improved analysis included fair value estimates for our facilities which includes land, building and improvements. For our furniture, fixtures and equipment we performed an analysis of the projected discounted cash flow generated from our operations. The results of this analysis were sufficient to permit us to conclude that no impairment charge was required to our long-lived assets.”
Annual Report on Form 10-KSB
5.	Please address the remaining comments outlined above in an amendment to your Annual Report on Form 10-KSB for the year ended December 31, 2007, where applicable.

RESPONSE:	We have incorporated the foregoing revisions in an amendment to our Annual Report for the year ended December 31, 2007, submitted for filing this November 20, 2008.
     We thank you for granting the Company the time necessary to implement the requested analyses. We believe that this response addresses all of your concerns. If you have additional questions, please contact the undersigned at (954) 462-4150

Very truly yours, Roetzel & Andress, LPA
/s/ Charles B. Pearlman

cc: Mr. Robert Stopanio